

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2013

<u>Via E-mail</u>
D J Palmer
Chief Financial Officer
Reed Elsevier PLC and Reed Elsevier NV
1-3 Strand
London WC2N 5JR
England

  Re: **Reed Elsevier PLC**
    Form 20-F for Fiscal Year Ended December 31, 2012
    Filed March 12, 2013
    File No. 001-13334
    Reed Elsevier NV
    Form 20-F for Fiscal Year Ended December 31, 2012
    Filed March 12, 2013
    File No. 001-13688

Dear Mr. Palmer:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Lyn Shenk

        Lyn Shenk
        Branch Chief